EXHIBIT 21.01
LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor Electronics Trading (Shanghai) Co., Ltd.	People's Republic of China
FormFactor Germany GmbH	Germany
FormFactor International, Inc.	Delaware, United States
FormFactor, KK	Japan
FormFactor Korea, Inc.	South Korea
FormFactor Singapore Pte. Ltd.	Singapore
Astria Semiconductor Holdings, Inc	Delaware, United States
Micro-Probe Incorporated	California, United States
Microprobe HongKong Limited	Hong Kong
Microprobe Technology (Suzhou) Limited	People's Republic of China
Seneca Merger Subs, Inc.	Delaware, United States
Olenyok Corporation	Delaware, United States